Final Term Sheet
Filed Pursuant to Rule 433
Registration Statement No. 333-275713
June 5, 2025
Explanatory Note
This term sheet has been revised to reflect that the 2036 Par Call Date with respect to the 2036 Notes (each as defined herein) is November 15, 2035, and not December 15, 2035.

TARGET CORPORATION
4.350% Notes due 2028
5.250% Notes due 2036

Issuer:	Target Corporation (“Issuer”)

Type of Offering:	SEC registered (No. 333-275713)

Trade Date:	June 5, 2025

Settlement Date (T+3):	June 10, 2025

Listing:	None

Expected Long-term Debt

Ratings:	Moody’s, A2; S&P, A; Fitch, A (Negative Outlook)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

2028 Notes

Title of Securities:	4.350% Notes due 2028 (the “2028 Notes”)

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	June 15, 2028

Benchmark Treasury:	UST 3.750% due May 15, 2028

Benchmark Treasury Price and Yield:	99-18 3/4 / 3.900%

Spread to Benchmark Treasury:	0.450% (plus 45 basis points)

Yield to Maturity:	4.350%

Coupon (Interest Rate):	4.350% per annum

Price to Public (Issue Price):	99.999% of principal amount plus accrued interest, if any, from, and including, the Settlement Date

Net Proceeds to Issuer:	$498,745,000 (before transaction expenses and after underwriting fees)

Interest Payment Dates:	Semi-annually on June 15 and December 15, beginning on December 15, 2025 (long first coupon)

Optional Redemption:	Prior to May 15, 2028 (1 month prior to the maturity date of the 2028 Notes) (the “2028 Par Call Date”), the Issuer may redeem the 2028 Notes at its option, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2028 Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2028 Notes matured on the 2028 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 10 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2028 Notes to be redeemed,plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2028 Notes Par Call Date, the Issuer may also redeem the 2028 Notes, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2028 Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	87612E BU9 / US87612EBU91

2036 Notes

Title of Securities:	5.250% Notes due 2036 (the “2036 Notes”)

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	February 15, 2036

Benchmark Treasury:	UST 4.250% due May 15, 2035

Benchmark Treasury Price and Yield:	98-25+ / 4.400%

Spread to Benchmark Treasury:	0.900% (plus 90 basis points)

Yield to Maturity:	5.300%

Coupon (Interest Rate):	5.250% per annum

Price to Public (Issue Price):	99.604% of principal amount plus accrued interest, if any, from, and including, the Settlement Date

Net Proceeds to Issuer:	$495,770,000 (before transaction expenses and after underwriting fees)

Interest Payment Dates:	Semi-annually on February 15 and August 15, beginning on August 15, 2025 (short first coupon)

Optional Redemption:	Prior to November 15, 2035 (3 months prior to the maturity date of the 2036 Notes) (the “2036 Par Call Date”), the Issuer may redeem the 2036 Notes at its option, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2036 Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Notes matured on the 2036 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2036 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2036 Notes Par Call Date, the Issuer may also redeem the 2036 Notes, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2036 Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2036 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	87612E BV7 / US87612EBV74

Joint Book-Running Managers:	Barclays Capital Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., and Wells Fargo Securities, LLC

Senior Co-Managers:	BofA Securities, Inc., RBC Capital Markets, LLC, and U.S. Bancorp Investments, Inc.

Co-Managers:	Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, Blaylock Van, LLC, Penserra Securities LLC, and Roberts & Ryan.
It is expected that delivery of the Notes will be made against payment therefor on or about June 10, 2025, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before delivery of the Notes hereunder will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to the first business day before the delivery of the Notes should consult their own advisors.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-800-603-5847, by calling Goldman Sachs & Co. LLC at 1-866-471-2526 and by calling J.P. Morgan Securities toll-free at 1-212-834-4533.
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